

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

November 24, 2009

Mr. Glenn C. Lockwood
Senior Vice President and Chief Financial Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, New Jersey 07719

> **Re: New Jersey Resources Corporation**
> **Item 4.02 Form 8-K**
> **Filed November 23, 2009**
> **File No. 1-8359**

Dear Mr. Lockwood:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed November 23, 2009

1.   Please tell us in sufficient detail to facilitate our understanding: (i) how you have historically accounted for the park and loan transactions; (ii) the nature of the errors in accounting for gas in storage, gas purchase obligations, embedded derivatives and demand fees, including the errors in inventory pricing; and (iii) the authoritative literature supporting your revised accounting treatment. In addition, please consider revising your discussion of the nature of the accounting errors regarding inventory pricing and recognition of demand fees.

2.   We note your disclosure of the impact of the errors on the quarters ended December 31, 2007, March 31, 2008 and June 30, 2008. Please tell us why the previously issued comparative financial statements in Form 10-Q for the quarterly periods ended December 31, 2008, March 31, 2008 and June 30, 2008 as well as your previously issued financial statements for the fiscal year ended September 30, 2008 can still be relied upon.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Adam Phippen at (202) 551-3336 if you have any questions regarding these comments. In his absence, you may direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief